OMB APPROVAL
OMB Number: 3235-0058
Expires: April 30, 2009
Estimated average burden hours per response ... 2.50

SEC FILE NUMBER
00026630

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	June 30, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
DOLLAR FINANCIAL CORP.

Full Name of Registrant

Former Name if Applicable

1426 Lancaster Avenue

Address of Principal Executive Office (Street and Number)
Berwyn, Pennsylvania 19312-1288

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Dollar Financial Corp. (the “Company”) today announced it delayed the filing of its annual report on Form 10-K for the fiscal year ended June 30, 2007, as the Company is assessing its accounting treatment and disclosures relating to certain derivative transactions under SFAS 133. The Company executed these derivative transactions in December, 2006 in order to hedge potential foreign currency and interest rate fluctuations related to $375.0 million of term loan indebtedness incurred under new senior secured credit facilities which the Company and its subsidiary Dollar Financial Group, Inc. entered into on October 30, 2006.

If the Company determines that it does not meet the requirements of SFAS 133, any resulting adjustments could affect the timing of recognizing unrealized gains and losses as reported on its statement of operations. These non-cash adjustments should not impact the economics of the derivative transactions. At this time, the Company has not determined if any adjustments are necessary. Should the Company determine, after such assessment, that a change to its accounting treatment of derivatives is required, such change may require an adjustment to the statement of operations reported earlier this week. The Company does not expect that any such adjustment, if required, would have an effect on its balance sheet, liquidity or business in general.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Randy Underwood	610	296-3400
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Dollar Financial Corp.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	September 14, 2007	By	/s/ Randy Underwood

Randy Underwood
Executive Vice President and Chief Financial Officer